UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                February 25, 2009


                                  ------------

                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

NOTICE OF AGM

ANNUAL GENERAL MEETING OF NOVO NORDISK A/S

1. ANNUAL GENERAL MEETING ON 18 MARCH 2009

The ordinary Annual General Meeting will be held on

                    Wednesday 18 March 2009 at 2.00 pm (CET)

at Radisson SAS Falconer Hotel & Conference Centre, Falkoner Alle 9, 2000 Frederiksberg, Denmark.

The notice for the Annual General Meeting is attached.

2. BOARD OF DIRECTORS - PROPOSED CHANGE IN COMPOSITION
All current board members elected by the Annual General Meeting are up for election. The Board of Directors proposes re-election of the following shareholder-elected board members: Sten Scheibye, Goran A Ando, Henrik Gurtler, Pamela J Kirby, Kurt Anker Nielsen and J0rgen Wedel.

Kurt Briner, who has been a board member since November 2000, has decided not to seek re-election.
The Board of Directors of Novo Nordisk A/S proposes that Hannu Ryopponen is elected to the Board of Directors at the Annual General Meeting. For further information on Hannu Ryopponen's background and the motivation for his nomination, please see the notice for the Annual General Meeting 2009 (enclosed) or the Company's website novonordisk.com under "About Novo Nordisk" - "Corporate governance".

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs more than 27,000 employees in 81 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

FURTHER INFORMATION:
Media:                      Investors:

Mike Rulis                  Mads Veggerby Lausten
Tel: (+45) 4442 3573        Tel: (+45) 4443 7919
mike@novonordisk.com        mlau@novonordisk.com

                            Kasper Roseeuw Poulsen
                            Tel: (+45) 4442 4471
                            krop@novonordisk.com

In North America:           In North America:
Sean Clements               Hans Rommer
Tel: (+1) 609 514 8316      Tel: (+1) 609 919 7937
secl@novonordisk.com        hrmm@novonordisk.com

APPENDIX TO NOVO NORDISK A/S' AGM COMPANY ANNOUNCEMENT DATED 24 FEBRUARY 2009

TO THE SHAREHOLDERS OF NOVO NORDISK A/S

The Company will conduct its Annual General Meeting on

WEDNESDAY 18 MARCH 2009 AT 2.00 PM (CET)

at Radisson SAS Falconer Hotel & Conference Centre, Falkoner Alle 9, 2000 Frederiksberg, Denmark.

Agenda:

1. The Board of Directors' oral report on the Company's activities in the past financial year.

2.   Presentation and adoption of the audited Annual Report 2008.

3.   Approval of the remuneration of the Board of Directors.

4. A resolution to distribute the profit according to the adopted Annual Report 2008.

5. Election of members to the Board of Directors. All board members elected by the Annual General Meeting are up for election. The Board of Directors proposes re-election of the following current board members elected by the Annual General Meeting: Sten Scheibye, Goran A Ando, Henrik Gurtler, Pamela J Kirby, Kurt Anker Nielsen and J0rgen Wedel. Kurt Briner has decided not to seek re-election. The Board of Directors proposes that Hannu Ryopponen is elected to the Board of Directors.

6.   Election of auditor.
     The Board of Directors proposes re-election of PricewaterhouseCoopers.

7.   Proposals from the Board of Directors:

7.1 Reduction of the Company's B share capital from DKK 526,512,800 to DKK 512,512,800 by cancellation of 14,000,000 B shares of DKK 1 each from the Company's own holdings of B shares at a nominal value of DKK 14,000,000, equal to 2.2% of the total share capital. After implementation of the share capital reduction, the Company's share capital will amount to DKK 620,000,000, divided into A share capital of DKK 107,487,200 and B share capital of DKK 512,512,800.

7.2 Authorisation of the Board of Directors, until the next Annual General Meeting, to allow the Company to acquire own shares of up to 10% of the share capital and at the price quoted at the time of the purchase with a deviation of up to 10%, cf. Article 48 of the Danish Public Limited Companies Act.

7.3  Amendments to the Articles of Association:

7.3.1 Article 5.4: Replacement of the name "Copenhagen Stock Exchange" with "NASDAQ OMX Copenhagen".

7.3.2 Article 6.3: Existing authorisation of the Board of Directors to issue B shares to employees without pre-emptive subscription rights for existing shareholders to be reduced to a maximum nominal amount of DKK 3 million.

7.3.3 Article 6.4: Existing authorisation of the Board of Directors to increase the share capital by up to nominally DKK 126 million to be reduced to nominally DKK 107 million.

7.3.4 Articles 8.2 and 11.10: Addition in Article 8.2 of a new item 3 to the standard agenda of the Company's Annual General Meeting regarding approval of the remuneration of the Board of Directors and a consequential amendment of Article 11.10.

8.   Miscellaneous.

ELABORATION AND STATEMENT EXPLAINING THE PROPOSALS: Re agenda item 3:

In order to enhance the corporate governance practices of the Company, the Board of Directors proposes that remuneration of the Board be approved as a separate agenda item at each Annual General Meeting.

Under this new item on the agenda it is suggested that the Annual General Meeting shall approve two matters: the actual remuneration for the previous year and the remuneration level for the current year, cf. agenda item 7.3.4.

In line with this, the Board of Directors proposes that the Annual General Meeting 2009 approve of the actual remuneration of the Board of Directors for 2008 as well as the remuneration level for 2009.

Under the existing Articles of Association, approval of the remuneration of the Board of Directors for 2008 forms part of the adoption of the Annual Report for 2008 and reference is made to pages 44-45 and pages 80-82 of the Annual Report 2008.

For 2009, the Board of Directors proposes the same remuneration structure and levels as for 2008 except for a new travel allowance of EUR 2,500 per meeting to all board members that do not reside in Denmark when attending board meetings in Denmark. This is to compensate international board members for the additional travel time involved in participating in board meetings in Denmark. No travel allowance will be paid to board members when attending board meetings outside Denmark. If approved, the new travel allowance will be implemented in relation to meetings of the Board of Directors after the Annual General Meeting 2009. The total cost to the Company for the remaining part of 2009 in relation to the new travel allowance is expected to be approximately EUR 40,000.

Re agenda item 4:

The proposed dividend for 2008 is DKK 6.00 for each Novo Nordisk B share of DKK 1 and for each Novo Nordisk A share of DKK 1. This is a 33% increase compared with the dividend for the fiscal year 2007 (DKK 4.50 for each share of DKK 1). No dividend will be paid on the Company's holding of own shares.

Re agenda item 5:

Novo Nordisk A/S is aiming at composing a Board of Directors consisting of persons who have such knowledge and experience that the collective Board of Directors can attend to the interests of the Company and thus the interests of the shareholders with due respect to other stakeholders of the Company in the best possible way. When identifying and selecting suitable candidates for the Board of Directors, diversity is also considered. The Board of Directors actively contributes to developing the Company as a globally operating, focused pharmaceutical company, and supervises the management in its decisions and operations.

Please see the Company's website novonordisk.com under "About Novo Nordisk" - "Corporate governance" for a more detailed description of the competence criteria of the Board of Directors.

The Board of Directors proposes re-election of the following current board members elected by the Annual General Meeting: Sten Scheibye, Goran A Ando, Henrik Gurtler, Pamela J Kirby, Kurt Anker Nielsen and J0rgen Wedel. Kurt Briner has decided not to seek re-election. The Board of Directors proposes that Hannu Ryopponen is elected to the Board of Directors.

It is the assessment of the Board of Directors that the proposed composition of the Board of Directors complies with the above-mentioned criteria. More specifically, in relation to diversity of the Board of Directors, it is the assessment of the Board of Directors that the current composition is appropriate.

In addition to their professional qualifications, the proposed candidates possess significant experience from the management of international pharmaceutical and high-technology companies and together they have the knowledge and the professional and international experience which are competences important to the work of the Board of Directors.

The proposed board candidates have the following backgrounds. Independence is defined in accordance with the Danish Corporate Governance Recommendations
(2008) designated by NASDAQ OMX Copenhagen (NASDAQ OMX) unless otherwise stated:

STEN SCHEIBYE is chairman of the Board of Directors of Novo Nordisk A/S. From 1995 to 2008 he was president and CEO of Coloplast A/S, Denmark. Before joining Coloplast in 1993, Mr Scheibye served as senior vice president, sales & marketing in Leo Pharma A/S, Denmark. He joined Leo Pharma in 1981.
Mr Scheibye is chairman of the Board of Governors of DTU (the Technical University of Denmark) and a member of the Board of Danske Bank A/S, DADES A/S, the Industrial Mortgage Fund and the Aase and Ejnar Danielsen Foundation, all of Denmark. Furthermore, he is chairman of the Denmark-America Foundation and vice-chairman of the Danish Fulbright Commission.
Mr Scheibye has an MSc in Chemistry and Physics from 1978 and a PhD in Organic Chemistry from 1981, both from the University of Aarhus, Denmark, and a BComm from the Copenhagen Business School, Denmark, from 1983. Mr Scheibye is also an adjunct professor of applied chemistry at the University of Aarhus.
Mr Scheibye was first elected to the Board of Novo Nordisk A/S in 2003 and has been re-elected several times, most recently in 2008. He became vice-chairman in 2004 and chairman in 2006. His term as a board member expires in March 2009.
Mr Scheibye is regarded as an independent board member.
The special competences possessed by Mr Scheibye that are important for the performance of his duties are his knowledge of the healthcare industry, particularly as relates to patients requiring chronic care, and managerial skills relating to international organisations.
Mr Scheibye is a male Danish national, born on 3 October 1951.

GORAN A ANDO, MD, is vice-chairman of the Board of Directors of Novo Nordisk A/S. Dr Ando was CEO of Celltech Group plc, UK, until 2004. He joined Celltech from Pharmacia, now Pfizer, US, where he was executive vice president and president of R&D with additional responsibilities for manufacturing, IT, business development and Mergers & Acquisitions (M&A) from 1995 to 2003.
From 1989 to 1995, Dr Ando was medical director, moving to deputy R&D director and then R&D director of Glaxo Group, UK. He was also a member of the Glaxo Group Executive Committee.
Dr Ando is a specialist in general medicine and a founding fellow of the American College of Rheumatology in the US. Dr Ando serves as chairman of the board of Novexel SA, France, as vice-chairman of the Board of S*Bio Pte Ltd, Singapore, and as a board member of Novo A/S, Denmark, Bio*One Capital Pte Ltd, Singapore, NicOx SA, France, Enzon Pharmaceuticals, Inc, US, and EUSA Pharma, UK, CBio Pte, Australia, and Albea Pharmaceuticals AG, Switzerland. Dr Ando also serves as a Senior Advisor to Essex Woodlands Health Ventures UK Ltd. and is Chairman of the Scientific Advisory Board, Southwest Michigan First, US.
Dr Ando qualified as a medical doctor at Linkoping Medical University, Sweden, in 1973 and as a specialist in general medicine at the same institution in 1978. Dr Ando was first elected to the Board of Novo Nordisk A/S in 2005 and has been re-elected several times, most recently in 2008. His term as a board member expires in March 2009. Dr Ando became vice-chairman of the Novo Nordisk A/S Board in 2006. Dr Ando has also been designated Research and Development Facilitator by the Board of Novo Nordisk A/S.
Dr Ando is not regarded as an independent board member due to his membership of the Board of Novo A/S.
The special competences possessed by Dr Ando that are important for the performance of his duties are his medical qualifications and extensive executive background within the international pharmaceutical industry. Dr Ando is a male Swedish national, born on 6 March 1949.

HENRIK GURTLER has been president and CEO of Novo A/S, Denmark, since 2000. He was employed by Novo Industri A/S, Denmark, as an R&D chemist in the Enzymes Division in 1977. After a number of years in various specialist and managerial positions within this area, Mr Gurtler was appointed corporate vice president of Human Resource Development in Novo Nordisk A/S in 1991, and in 1993 he was appointed corporate vice president of Health Care Production. From 1996 to 2000 he was a member of Corporate Management of Novo Nordisk A/S with special responsibility for Corporate Staffs.
Mr Gurtler is chairman of the boards of Novozymes A/S, Copenhagen Airports A/S and COWI A/S, all of Denmark.
Mr Gurtler has an MSc in Chemical Engineering from the Technical University of Denmark from 1976.
Mr Gurtler was first elected to the Board of Novo Nordisk A/S in 2005 and re-elected several times, most recently in 2008. His term as a board member expires in March 2009.
Mr Gurtler is not regarded as an independent board member due to his former position as an executive in Novo Nordisk A/S and his present position as president and CEO of Novo A/S.
The special competences possessed by Mr Gurtler that are important for the performance of his duties are his knowledge of the Novo Group's business and its policies and his knowledge of the international biotech industry. Mr Gurtler is a male Danish national, born on 11 August 1953.

PAMELA J KIRBY is chairman of the Board of Scynexis Inc, US, and a board member of Smith & Nephew plc and Informa plc, both UK. From 2001 to 2003, Dr Kirby was CEO of the contract research organisation Quintiles Transnational Corporation, US, and before that Dr Kirby was director Global Strategic Marketing of F. Hoffmann-La Roche Limited, Switzerland, from 1998 to 2001. From 1996 to 1998, Dr Kirby was commercial director at British Biotech plc, UK, and from 1979 to 1996 Dr Kirby was employed by Astra (now AstraZeneca) in various international positions, most recently as regional director/vice president Corporate Strategy, Marketing and Business Development.
Dr Kirby has a BSc in Pharmacology (1975) and a PhD in Clinical Pharmacology
(1978), both from the University of London, UK.
Dr Kirby was elected to the Board of Directors of Novo Nordisk A/S for the first time in 2008. Her term as a board member expires in March 2009.
Dr Kirby is regarded as an independent board member.
The special competences possessed by Dr Kirby that are important for the performance of her duties are her scientific qualifications and extensive executive background within the international pharmaceutical and biotech industry, particularly as relates to marketing, strategic planning, clinical trials and lifecycle management in relation to pharmaceutical products. Dr Kirby is a female British national, born on 23 September 1953.

KURT ANKER NIELSEN was initially employed in Novo Industri A/S in 1974 as an economist. He served as CFO and deputy CEO of Novo Nordisk A/S until 2000 and from 2000 to 2003 he was CEO of Novo A/S. He serves as vice-chairman of the Board of Novozymes A/S and as a member of the Board of Directors of the Novo Nordisk Foundation, LifeCycle Pharma A/S, Denmark, and ZymoGenetics, Inc, US. He is chairman of the Board of Reliance A/S, Denmark, and a member of the boards of StatoilHydro ASA, Norway, and Vestas Wind Systems A/S, Denmark. In Novozymes, LifeCycle Pharma A/S, ZymoGenetics, Inc, StatoilHydro ASA and Vestas Wind Systems A/S he is also elected Audit Committee chairman. Mr Nielsen serves as chairman of the Board of Directors of Collstrup's Mindelegat, Denmark.
Mr Nielsen has an MSc in Commerce and Business Administration from the Copenhagen Business School, Denmark, from 1972.
Mr Nielsen was first elected to the Board of Novo Nordisk A/S in 2000 and has been re-elected several times, most recently in 2008. His term as a board member expires in March 2009.
Mr Nielsen has been chairman of the Audit Committee at Novo Nordisk A/S since 2004 and designated as Audit Committee financial expert (as defined by the SEC). Mr Nielsen qualifies as an independent Audit Committee member as defined by the US Securities and Exchange Commission (SEC). He is not regarded as an independent board member under the Danish Corporate Governance Recommendations
(2008) due to his former position as an executive in Novo Nordisk A/S and his membership of the Board of the Novo Nordisk Foundation.
The special competences possessed by Mr Nielsen that are important for the performance of his duties are his in-depth knowledge of Novo Nordisk A/S and its businesses, his working knowledge of the global pharmaceutical industry and his experience in working with accounting, financial and capital markets issues.
Mr Nielsen is a male Danish national, born on 8 August 1945.

HANNU RYOPPONEN is deputy CEO until spring 2009 in Stora Enso Oyj.Mr Ryopponen joined Stora Enso Oyj as CFO in 2005 and in 2007 he was also appointed deputy CEO. Mr Ryopponen serves as a member of the Board of Directors of several associated companies of Stora Enso Oyj. Mr Ryopponen will retire from the positions with Stora Enso Oyj to take up additional board positions, and has been nominated for election to the Board of Directors of Neste Oil Corporation and Rautaruukki Oyj, both Finland, at their annual general meetings in March 2009.
Mr Ryopponen joined Royal Ahold in the Netherlands as member of the Executive Board and CFO in 2003. During his tenure at Ahold until 2005 he served on the Board of Directors of the ICA Group, Sweden, including the chairmanship of the Audit Committee. From 1999 to 2003, Mr Ryopponen was Finance Director of the private equity firm Industri Kapital Group based in London, UK. Mr Ryopponen served as executive vice president and CFO of the IKEA Group based in Humlebaek, Denmark, from 1985 to 1998, including a position as deputy CFO in IKANO Asset Management from 1998 to 1999. From 1977 to 1985, Mr Ryopponen held various management positions at Chemical Bank in the US and the UK, as well as for Alfa Laval in the US and Sweden.
Mr Ryopponen is chairman of the Board of Directors of three Altor private equity funds, Altor 2003 GP Limited, Altor Fund II GP Limited and Altor III GP Limited, Jersey, Channel Islands and a member of the Board of Directors of the private equity fund Value Creation Investments Limited, Jersey, Channel Islands.
Mr Ryopponen has a BA in Business Administration (1976) from Hanken School of Economics, Helsinki.
Mr Ryopponen is nominated for election to the Board of Directors of Novo Nordisk A/S at the Annual General Meeting in March 2009 for the first time.
Mr Ryopponen is regarded as an independent board member.
Mr Ryopponen is a male Finnish national, born on 25 March 1952.

The Board of Directors recommends election of Mr Ryopponen primarily because of his international executive background and thorough understanding of managing finance operations in global organisations, in particular in relation to accounting, financing and capital markets issues, but also because of his experience within private equity and Mergers & Acquisitions (M&A).

J0RGEN WEDEL was executive vice president of the Gillette Company, US, until 2001. He was responsible for Commercial Operations, International, and was a member of Gillette's Corporate Management Group. From 2004 to 2008 he was a board member of ELOPAK AS, Norway.
Mr Wedel has an MSc in Commerce and Business Administration from the Copenhagen Business School, Denmark, from 1972, majoring in accounting and financing and an MBA from the University of Wisconsin, US, from 1974.
Mr Wedel was first elected to the Board of Novo Nordisk A/S in 2000 and has been re-elected several times, most recently in 2008. His term as a board member expires in March 2009. Mr Wedel has been a member of the Audit Committee at Novo Nordisk A/S since 2005 and in January 2009 he was designated by the Board of Directors as financial expert as defined by the US Securities and Exchange Commission (SEC).
Mr Wedel qualifies as an independent Audit Committee member as defined by the SEC and is regarded as an independent board member under the Danish Corporate Governance Recommendations (2008).
The special competences possessed by Mr Wedel that are important for the performance of his duties are his background as a senior sales and marketing executive in a globally operating consumer-oriented company within the fast-moving consumer goods industry, as well as particular insight into the US market. In addition, he possesses competences in relation to auditing and accounting.
Mr Wedel is a male Danish national, born on 10 August 1948.

                                    *******

In the Danish Corporate Governance Recommendations (2008), it is recommended that at least half of the board members elected by the Annual General Meeting be independent of the Company. Kurt Anker Nielsen and Henrik Gurtler were chief financial officer and corporate executive vice president with special responsibility for Corporate Staffs of Novo Nordisk A/S, respectively, prior to the demerger into Novo Nordisk A/S and Novozymes A/S in 2000. Furthermore, Mr Nielsen, Mr Gurtler and Dr Ando hold executive or board positions in Novo A/S and the Novo Nordisk Foundation, respectively. If the proposed candidates are elected to the Board of Directors, the Board of Directors will satisfy the requirements of the Danish Corporate Governance Recommendations (2008) as four of the seven board members elected by the Annual General Meeting are independent of the Company according to the criteria of the Recommendations.
In addition, the proposed composition of the Board of Directors will enable the Board of Directors to elect members to the Audit Committee that qualify as independent and as financial expert as required and defined by the US Securities and Exchange Commission (SEC) as well as the Danish Act on Approved Auditors and Audit Firms.

The Board of Directors considers that the size of the Board is appropriate in relation to the requirements of the Company.

                                    *******

Re agenda item 7 - Proposals of the Board of Directors:
Re agenda item 7.1:
The Board of Directors proposes a reduction of the Company's B share capital from DKK 526,512,800 to DKK 512,512,800 by cancellation of part of the Company's portfolio of own B shares at a nominal value of DKK 14,000,000 divided into 14,000,000 B shares of DKK 1 each. After the implementation of the share capital reduction, the Company's share capital will amount to DKK 620,000,000, divided into A share capital of DKK 107,487,200 and B share capital of DKK 512,512,800.

Pursuant to the Danish Public Limited Companies Act, Section 44 (2), cf. Section 44 a (1), it is stated that the purpose of the reduction of the Company's share capital is to distribute funds to the shareholders as the reduction amount has been distributed to the shareholders in payment of shares purchased by the Company in accordance with the authorisations granted to the Board of Directors at previous general meetings. As a result, the share capital is reduced by nominally DKK 14,000,000 and the Company's portfolio of own shares is reduced by 14,000,000 B shares of DKK 1 each. Pursuant to the Danish Public Limited Companies Act, Section 44 a (3), it is stated that these own B shares were acquired for the total sum of DKK 4,260,170,137.84, which means that in addition to the nominal amount of reduction, DKK 4,246,170,137.84 has been distributed to the shareholders.

The Board of Directors' proposal to reduce the Company's B share capital is made in order to maintain capital structure flexibility.

Adoption of the proposal implies the following change of Article 4.1 in the Articles of Association of the Company that will take effect upon completion of the capital reduction:

"4.1 The share capital of the Company amounts to DKK 620,000,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 512,512,800."

Re agenda item 7.2:
The Board of Directors proposes that the Annual General Meeting authorise the Board of Directors, until the next Annual General Meeting, to allow the Company to acquire own shares of up to 10% of the share capital and at the price quoted at the time of the purchase with a deviation of up to 10%, cf. Article 48 of the Danish Public Limited Companies Act. Such authorisation is customary in Danish listed companies.

Re agenda item 7.3 - Amendments to the Articles of Association:
Again this year, the Board of Directors proposes to reduce its authorisations to issue shares without pre-emptive rights, cf. agenda items 7.3.2 and 7.3.3. The Board of Directors considers that the reduced total size of the authorisations enhances the corporate governance practices of the Company, reflects the capital reduction under item 7.1 and takes into account potential future capital reductions as a consequence of the ongoing share repurchase programme.

Agenda item 7.3.1:
Amendment of Article 5.4: The Board of Directors proposes an amendment to replace the name "Copenhagen Stock Exchange" with "NASDAQ OMX Copenhagen" as the stock exchange has changed its name.

Agenda item 7.3.2:
Amendment of Article 6.3: The Board of Directors proposes that the existing authorisation of the Board of Directors in Article 6.3 to issue B shares to employees without pre-emptive subscription rights for existing shareholders be reduced to a maximum nominal amount of DKK 3 million.

Agenda item 7.3.3:
Amendment of Articles 6.4: The Board of Directors proposes that the existing authorisation of the Board of Directors in Article 6.4 to increase the share capital by up to nominally DKK 126 million be reduced to nominally DKK 107 million.

Agenda item 7.3.4:
Amendment of Articles 8.2 and 11.10: The Board of Directors proposes an amendment of Article 8.2, whereby a new item 3 is added to the standard agenda of the Company's Annual General Meeting regarding approval of the remuneration of the Board of Directors and a consequential amendment of Article 11.10. The reason for the proposal is set out under agenda item 3 above.

                                    ********

To adopt the proposal to reduce the share capital under agenda item 7.1 and each of the proposals for amendment of the Articles of Association under agenda items
7.3.1 through 7.3.4, at least two thirds of the total number of votes in the Company shall be present at the Annual General Meeting and at least two thirds of the votes cast as well as of the share capital represented at the Annual General Meeting shall vote for the proposals, cf. Articles 10.2 and 10.3 of the Articles of Association. All other proposals may be adopted by a simple majority of votes cast.

                                    ********

The current share capital of the Company amounts to DKK 634,000,000, divided into A share capital of DKK 107,487,200 and B share capital of DKK 526,512,800. The A shares have 10 votes per DKK 0.01 of the A share capital, whereas the B shares have one vote per DKK 0.01 of the B share capital. A shareholder is entitled to attend and to vote at a General Meeting provided the shareholder has obtained an admission card (see below). The voting rights may be exercised by a proxy-holder provided such holder substantiates his/her right to attend the General Meeting by presenting an admission card and a duly dated written instrument of proxy.

                                    ********

The Board of Directors invites all shareholders to attend the Annual General Meeting. Please note that the Annual General Meeting is held at Radisson SAS Falconer Hotel & Conference Centre, Falkoner Alle 9, 2000 Frederiksberg. Admission and voting cards for the Annual General Meeting may be obtained by returning the enclosed requisition, duly completed and signed, to VP Investor Services A/S ("VP") in the enclosed envelope so that VP receives the requisition no later than Friday 13 March 2009 at 4 pm. Alternatively, you may phone VP, no later than Friday 13 March 2009 at 4 pm on tel +45 4358 8891. Admission cards can also be ordered on VP's website www.uk.vp.dk/agm no later than Friday 13 March 2009 at 4 pm.

Registered shareholders will be able to request admission and voting cards and to submit voting instructions by power of attorney via the Company's website novonordisk.com/AGM or via VP's website www.uk.vp.dk/agm using a compatible electronic signature or PIN code solution. Electronic signatures used for netbanking services offered by credit institutions based in Denmark will typically be compatible. For further information please see novonordisk.com/AGM. Submission of requests for admission and voting cards and submission of voting instructions via the Company's website or VP's website shall take place no later than Friday 13 March 2009 at 4 pm.

Also at this year's Annual General Meeting representatives of the Company and the chairman of the Annual General Meeting will conduct their presentations in English. Shareholders will be entitled to speak in Danish or English. Simultaneous translation from English to Danish and from Danish to English will be available for participating shareholders. The resolutions of the meeting will be recorded in the minutes which according to Danish company law shall apply Danish as the formal language. An English translation of the minutes will be made available.

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As in previous years, the Company will webcast the Annual General Meeting live in a Danish and an English version. Please see the Company's website novonordisk.com.

Prior to the Annual General Meeting, the requested admission card will be sent to you at the address entered in the Company's register of shareholders. The admission card will show the number of votes you are entitled to according to the register of shareholders, pursuant to Article 9 of the Articles of Association. If you have not stated an address to which the admission card shall be sent, the admission card must be collected at the Company's office no later than the day before the Annual General Meeting.

The agenda for the Annual General Meeting along with the complete proposals and the audited Annual Report 2008 will be available to shareholders for inspection at the Company's office, Novo Alle, DK-2880 Bagsvaerd, on weekdays between 10 am and 2 pm from Tuesday 24 February 2009 to Wednesday 18 March 2009. As from Tuesday 24 February 2009, the documents will also be available for inspection at the Company's website novonordisk.com under "About Novo Nordisk" - "Corporate governance", or you can order a copy by contacting Novo Nordisk A/S on tel +45 4442 3434.

If you are not able to attend the Annual General Meeting, the Board of Directors would appreciate receiving a proxy to exercise the voting rights attached to your shares. If you consent to this procedure, you are kindly asked to return the attached proxy form, signed and dated, so that it is in VP's possession no later than Friday 13 March 2009 at 4 pm. Alternatively, within the same time limit, voting instruction may be submitted via the Company's website or via VP's website as described above. According to Danish law, a proxy for the Annual General Meeting is only valid if it is in writing (or submitted via qualified IT systems) and is signed and dated after 18 March 2008 (ie, one year before the Annual General Meeting in 2009, at the earliest).

After deduction of potential withholding tax, the dividend as approved at the Annual General Meeting will be transferred to Novo Nordisk A/S' shareholders via VP Securities Services. Further information on dividend can be found in the Annual Report 2008 p 50.

You can reach Radisson SAS Falconer Hotel & Conference Centre by Metro to Frederiksberg Station. Leave Frederiksberg Metro Station through the Falkoner Alle exit. Make a right-hand turn and walk 100 metres up Falkoner Alle, and the Falconer Hotel & Conference Centre is located on the right-hand side. You can also reach the Falconer Hotel & Conference Centre by Movia buses (lines 14, 15 and 18 stop at Frederiksberg town hall, a short distance from the Falconer Hotel & Conference Centre). Car parking facilities are available at the Falconer Hotel & Conference Centre for a fee. Attendees arriving by car are advised to arrive well in advance of the meeting as it may be difficult to find parking at or near the Falconer Hotel & Conference Centre.

Novo Nordisk will host an information meeting conducted in Danish for the Company's shareholders on 18 March 2009 at 5 pm at Radisson SAS Falconer Hotel & Conference Centre. Further information about the meeting may be obtained at the Company's website novonordisk.com/AGM and in the attached letter.

Yours sincerely

Novo Nordisk A/S
The Board of Directors

Company Announcement no 11 / 2009

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 25, 2009                       NOVO NORDISK A/S
                             ---------------------------------------------------
                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer